SECURITIES AND EXCHANGE COMMISSION

06005446

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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SEC FILE NUMBER
8-36392

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MLP Trading Co., LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	New York	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **212 – 841 - 4125**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to MLP Trading Co., LLC at and for the year ended December 31, 2005 are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Grandview, LLC
Managing Member

Israel A. Englander
Chief Executive Officer

Robert A. Williams
Chief Financial Officer

Sworn to before me

This 17th day of February, 2006

Notary Public

Danielle Scotto
Notary Public, State of New York
No. 01SC6119482
Qualified in Kings County
Commission Expires Nov 29, 2008

STATEMENT OF FINANCIAL CONDITION

MLP Trading Co., LLC

December 31, 2005
with Report of Independent Registered Public Accounting Firm

MLP Trading Co., LLC

Statement of Financial Condition

December 31, 2005

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of MLP Trading Co., LLC

We have audited the accompanying statement of financial condition of MLP Trading Co., LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLP Trading Co., LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2006

MLP Trading Co., LLC

Statement of Financial Condition

December 31, 2005
(In thousands)

Assets		
Receivable from clearing organization	$	1,486
Securities owned		20
	$	1,506
Liabilities and member's capital		
Payable to affiliates	$	408
Member's capital		1,098
	$	1,506

See accompanying notes.

MLP Trading Co., LLC

Notes to Statement of Financial Condition

December 31, 2005
(In thousands)

1. Organization

MLP Trading Co., LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker.

The Company is owned by Grandview, L.L.C. (the "Parent"), a wholly owned subsidiary of Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis. Interest and dividends are accounted for on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

3. Receivable from Clearing Organization

Receivable from clearing organization represents net cash with the Company's clearing broker.

During the year, the Company received short-term financing from its clearing broker from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur administrative expenses on the Company's behalf without charge. During the year, the Company transferred securities owned of $ 259,000 and securities sold, not yet purchased of $ 270,000 to affiliates at market value.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2005, the Company had net capital of $1,078 which exceeded its requirements by $828.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under an arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

6. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

7. Commitments

The Company clears its securities transactions through a major financial services firm.

8. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.